                                                     Registration No. 333-22275
                                                                Rule 424 (b)(3)

PROSPECTUS


                  RIGHTS TO SUBSCRIBE FOR 5,204,747 SHARES OF
               SERIES A CONVERTIBLE PAID-IN-KIND PREFERRED STOCK

                             BANNER AEROSPACE, INC.
                            ------------------------

     Banner Aerospace, Inc. (the "Company") is issuing to holders of shares of its Common Stock, $1.00 par value ("Common Stock"), non-transferable rights (the "Rights") to subscribe for shares of Series A Convertible Paid-in-Kind Preferred Stock, par value $.01 per share (the "Preferred Stock"). The Preferred Stock will pay semi-annual dividends at the rate of 7.5% per annum of the liquidation value of $9.20 per share (the "Liquidation Value"). Dividends will be payable in additional shares of Preferred Stock and not in cash except for fractional interests. The Preferred Stock is convertible into Common Stock at the conversion price of $9.20 per share (the "Conversion Price"), resulting in a one to one share conversion, unless the Conversion Price is subject to anti-dilutive adjustments upon the occurrence of certain events as described under "DESCRIPTION OF SECURITIES -- Series A Convertible Paid-in-Kind Preferred
Stock -- Adjustment of Conversion Price." Holders of Preferred Stock will have no voting rights except as required by law. See "DESCRIPTION OF THE
SECURITIES -- Series A Convertible Paid-in-Kind Preferred Stock". Each holder of Common Stock of record at 5:00 p.m., New York City time, on May 23, 1997 (the "Record Date") will receive for every 4.5 shares of Common Stock held, one Right. No fractional Rights will be issued; however, one Right will be issued in lieu of any fractional Right to which a holder would otherwise be entitled. Such holders are entitled to purchase one share of Preferred Stock for each Right held at a subscription price of $9.20 per share of Preferred Stock (the "Subscription Price"). In the event all holders of Common Stock (approximately 23 million shares outstanding) were to exercise all the Rights in the Rights Offering, the Company would issue approximately 5 million shares of Preferred Stock, for an aggregate consideration of approximately $48 million. The offering of Preferred Stock issuable upon exercise of the Rights is referred to herein as the "Rights Offering", and the period during which the Rights may be exercised is referred to herein as the "Subscription Period". The Rights expire at 5:00 p.m., New York City time, on June 18, 1997 (the "Expiration Date"). Rights not duly exercised by such time will lapse and will be void and without value. The Company reserves the right to extend the Subscription Period and the Expiration Date, subject to obtaining any required regulatory approvals. The Expiration Date will not be extended beyond June 30, 1997. The Rights are evidenced by non-transferable subscription certificates (the "Subscription Certificates") that are being mailed together with this Prospectus to each such holder of record on the Record Date. See "DESCRIPTION OF THE RIGHTS OFFERING".

     The principal stockholder of the Company, The Fairchild Corporation ("Fairchild"), which, at the date hereof, beneficially owns approximately 59% of the outstanding Common Stock, has advised the Company that, subject to certain qualifications as described herein, it will exercise all of the Rights it receives pursuant to the Rights Offering.
As a result, Fairchild is expected to purchase approximately 3 million shares of Preferred Stock at an aggregate price of approximately $28 million. See "PRINCIPAL STOCKHOLDER'S COMMITMENT".

     Prior to the Rights Offering, no shares of Preferred Stock have been issued and there has been no market for the Preferred Stock. There is no current intention to list the Preferred Stock on any United States securities exchange. The Common Stock is listed on the New York Stock Exchange ("NYSE") under the symbol "BAR". The last reported sales price of the Common Stock on May 8, 1997 was $7.625 per share. Application will be made to list the shares of Common Stock to be issued upon any conversion of the shares of Preferred Stock on the NYSE.

     SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR A DISCUSSION OF CERTAIN RISKS RELATED TO AN INVESTMENT IN THE PREFERRED STOCK.
                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

======================================================================================================
                                                     SUBSCRIPTION                      PROCEEDS TO THE
                                                         PRICE         COMMISSIONS       COMPANY(1)
------------------------------------------------------------------------------------------------------
Per Share of Preferred Stock......................       $9.20             N/A              $9.20
Total.............................................  $47,883,672.40         N/A         $47,883,672.40
======================================================================================================

(1) Before deducting expenses of the Rights Offering, estimated at $500,000.
                            ------------------------

     It is expected that certificates for the Preferred Stock subscribed for in the Rights Offering will be available for delivery on or about the fifth business day following the Expiration Date.

May 13, 1997

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and in accordance therewith files reports and other information with the United States Securities and Exchange Commission (the "Commission"). Such reports and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549-1004; and at the Commission's Regional Offices at 500 West Madison St., Suite 1400, Chicago, Illinois 60661-2511 and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the Commission at its principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a web site (http://www.sec.gov) that contains reports, proxy statements and other information regarding the Company. Such reports and other information concerning the Company can also be inspected at the offices of the New York Stock Exchange, 11 Wall Street, New York, New York 10005, on which the Company's Common Stock is listed. Reference is hereby made to the Registration Statement of which this Prospectus is a part (the "Registration Statement") and to the exhibits thereto filed with the Commission for further information with respect to the Company, the Common Stock, the Rights and the Preferred Stock. Statements contained herein concerning provisions of documents are necessarily summaries of such documents, and each statement is qualified in its entirety by reference to the copy of the complete document filed with the Commission. As permitted by the rules and regulations of the Commission, this Prospectus omits certain information contained in the Registration Statement.

                            ------------------------

                      DOCUMENTS INCORPORATED BY REFERENCE

     The following documents heretofore filed by the Company with the Commission pursuant to the Exchange Act are incorporated by reference in this Prospectus:

          a) The Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1996;

          b) The Company's Quarterly Reports on Form 10-Q for the fiscal quarters ended June 30, 1996, September 30, 1996 and December 31, 1996;

          c) The Company's Current Reports on Form 8-K filed February 27, 1996, March 26, 1996 and January 24, 1997; and

          d) The Company's Proxy Statement pursuant to Section 14(a) of the Exchange Act, dated May 13, 1997.

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering made hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained herein or in a report or document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed report or document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.


     This Prospectus incorporates documents by reference which are not presented herein or delivered herewith. The Company will provide without charge to each person, including any beneficial owner of Common Stock to whom this Prospectus is delivered, on written or oral request of such person, a copy (without exhibits) of any or all documents incorporated by reference in this Prospectus. Requests for such copies should be made to Eugene W. Juris, (703) 478-5790.

                               PROSPECTUS SUMMARY

     The following is a summary only, the contents of which are necessarily selective, and should be read in conjunction with the detailed information and consolidated financial statements (including the notes thereto) appearing elsewhere in this Prospectus or incorporated by reference herein.

                                  THE COMPANY

     The Company is a leading international supplier to the aerospace industry as a distributor, providing a wide range of aircraft parts and related support services. The Company's products are divided into three product groups: hardware, rotables and engines. Hardware includes bearings, nuts, bolts, screws, rivets and other types of fasteners. Rotables include flight data recorders, radar and navigation systems, instruments, landing gear and hydraulic and electrical components. Engines include jet engines and engine parts for use on both narrow and wide body aircraft and smaller engines for corporate and commuter aircraft. The Company provides a number of services such as immediate shipment of parts in aircraft on ground situations. The Company also provides products to original equipment manufacturers and subcontractors ("OEMs") in the aerospace industry under just-in-time and inventory management programs. The Company, through its subsidiaries, sells its products in the United States and abroad to most of the world's commercial airlines and to air cargo carriers, as well as many OEMs, other distributors, fixed-based operations, corporate aircraft operators and other aerospace and non-aerospace companies. The mailing address and telephone number of the principal executive office of the Company are 300 West Service Road, P.O. Box 20260, Washington, D.C. 20041, (703) 478-5790.

                              THE RIGHTS OFFERING

ISSUE OF RIGHTS:             The Company is issuing non-transferable rights (the
                             "Rights") to subscribe for up to 5,204,727 shares of Series A Convertible Paid-in-Kind Preferred
                             Stock, par value $.01 per share, of the Company
                             (the "Preferred Stock"). Each holder of the
                             Company's common stock, $1.00 par value (the
                             "Common Stock"), of record on the Record Date (as defined below) is entitled to receive, for every
                             4.5 shares of Common Stock held, one Right. No fractional Rights will be issued; however, one
                             Right will be issued in lieu of any fractional
                             Right to which a holder would be otherwise entitled. Such holders are entitled to purchase one share of non-voting Preferred Stock for each Right held. Fractional shares of Preferred Stock will not be issued. In the event all holders of Common Stock
                             (approximately 23 million shares outstanding) were to exercise all the Rights in the Rights Offering, the Company would issue approximately 5 million shares of Preferred Stock, for an aggregate consideration of approximately $48 million.

SUBSCRIPTION PRICE:          $9.20 per share, payable by the Expiration Date
                             (the "Subscription Price"). See "DESCRIPTION OF THE
                             RIGHTS OFFERING".

RECORD DATE:                 5:00 p.m., New York City time, on May 23, 1997 (the
                             "Record Date").

EXPIRATION DATE:             June 18, 1997 at 5:00 p.m. New York City time (the
                             "Expiration Date"). Rights not duly exercised by such time will lapse and will be void and without value. The Company reserves the right to extend the period during which the Rights may be exercised
                             (the "Subscription Period") and the Expiration
                             Date, subject to obtaining any required regulatory approvals. The Expiration Date will not be extended beyond June 30, 1997.


NON-TRANSFERABILITY OF

RIGHTS:                      The Rights are non-transferable.

SUBSCRIPTION PROCEDURES:     The Rights are evidenced by non-transferable
                             subscription certificates (the "Subscription
                             Certificates") that are being mailed together with this Prospectus to each qualified holder of record on the Record Date. Rights may be exercised in whole or in part by a qualified record holder of Common Stock by filling in and signing the relevant forms on the Subscription Certificate and mailing or delivering the Subscription Certificate, together with payment in full for the Rights subscribed for, to the Subscription Agent (as defined below) at the address set forth in the Subscription Certificate, provided that record holders who hold shares of Common Stock for the accounts of others must follow the instructions of such beneficial owners with respect to the Rights to which such beneficial owners are entitled. See
                             "DESCRIPTION OF THE RIGHTS OFFERING -- Rights of
                             Beneficial Owners of Common Stock". A Right will not be deemed exercised until the Subscription
                             Agent receives payment and a duly executed
                             Subscription Certificate by 5:00 p.m., New York
                             City time, on the Expiration Date. Payment may be made in U.S. funds by certified check, bank draft or money order payable at par to the order of Harris Trust and Savings Bank, 77 Water Street, New
                             York, New York 10005, Tel No. (212) 701-7624 (the
                             "Subscription Agent").

USE OF PROCEEDS:             The net proceeds to the Company from the sale of
                             shares of Preferred Stock to be issued with respect to the Rights, assuming all of the Rights were to be exercised, are estimated to be approximately $47 million, after deducting expenses of the Rights
                             Offering estimated to be $500,000. Alternatively, the net proceeds to the Company, assuming The
                             Fairchild Corporation ("Fairchild") is the only stockholder which exercises its Rights, are estimated to be approximately $28 million, after deducting expenses of the Rights Offering. Such net proceeds will be used to repay $28 million borrowed under a subordinated loan agreement the Company entered into with RHI Holdings, Inc., a wholly-owned subsidiary of Fairchild ("RHI"), on December 20, 1996, of which $16 million was used to acquire PB Herndon Company. The remainder of any net proceeds of the Rights Offering will be used to repay up to approximately $19 million borrowed under the revolving credit facility pursuant to the Credit Agreement (as defined under "RISK FACTORS").
                             See "USE OF PROCEEDS".

                                  TERMS OF THE PREFERRED STOCK

DIVIDENDS:                   The Preferred Stock will pay semi-annual dividends
                             at the rate of 7.5% per annum of the Liquidation
                             Value of $9.20 per share. Dividends will be payable in additional shares of Preferred Stock and not in cash except for fractional interests. Fractional shares of Preferred Stock will not be issued, but a cash adjustment will be paid in respect of such fractional interests based on the Liquidation
                             Value.

OPTIONAL CONVERSION:         The shares of Preferred Stock will be convertible
                             into shares of Common Stock at any time at the election of the holder.


MANDATORY CONVERSION:        To the extent not previously converted, the
                             Preferred Stock will automatically be converted into Common Stock on the fifth anniversary of the date of initial issuance of the Preferred Stock.

ACCELERATED MANDATORY
  CONVERSION:                The Preferred Stock will automatically be converted
                             into Common Stock if the Company shall be a party to any merger or consolidation with any third party, other than an Affiliate (as defined under Rule 405 of the Securities Act of 1933, as amended
                             (the "Securities Act")) of the Company (not including Fairchild).

CONVERSION PRICE:            Each share of Preferred Stock converted into Common
                             Stock will have a value of $9.20 for the purposes of such conversion. The conversion price per share of Common Stock in the case of any optional or mandatory conversion (the "Conversion Price") will be $9.20 (the average closing sales prices of the Common Stock on the 15 consecutive trading days next preceding the fifth trading day prior to the date the Registration Statement was initially filed with the Commission), resulting in a one to one share conversion, unless the Conversion Price is subject to anti-dilutive adjustments upon the occurrence of certain events as described under "DESCRIPTION OF SECURITIES -- Series A Convertible
                             Paid-in-Kind Preferred Stock -- Adjustment of
                             Conversion Price."

REDEMPTION:                  The Preferred Stock will not be redeemable for
                             cash.

NO VOTING RIGHTS:            The shares of Preferred Stock will have no voting
                             rights except as required by law.


RISK FACTORS:                An investment in the Preferred Stock is subject to
                             certain risks. Among the risk factors relating to the Company are competition, potential conflicts of interest with Fairchild, certain restrictions in a Credit Agreement (as defined in "RISK
                             FACTORS -- Certain Restrictions in Credit
                             Agreement"), product liability, ability to successfully implement acquisitions, and the effect of shares of Common Stock eligible for future sale.
                             Risk factors related to the Preferred Stock and the Rights are the lack of a public market for the Preferred Stock and the determination of the Subscription Price and terms of the Preferred
                             Stock. See "RISK FACTORS".

                                  RISK FACTORS

     Prospective purchasers of the Preferred Stock should carefully consider all the information contained herein, including the risk factors set forth below.

     The Prospectus contains various forward-looking statements and information that are based on management's beliefs as well as assumptions made by, and information currently available to, management. When used in this document, the words "anticipate", "estimate", "project", "expect", "should" and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. Among the key factors that have or could have a direct bearing on the Company's results are those discussed below.

FACTORS RELATING TO THE COMPANY

  Competition

     As the airline industry continues to emphasize cost reduction to improve profitability, suppliers of aerospace parts are being forced to become more competitive. The Company competes with hundreds of competitors in each of the hardware, rotables and engine groups. The Company believes it is the largest independent distributor of aircraft hardware in the world, competing with OEMs such as The Boeing Company, which supports the fleet of Boeing-produced aircraft, fastener manufacturers and independent distributors. The Company believes it generally has a price advantage over OEMs which generally charge high prices for small orders. Many of the Company's customers require small quantities, and the Company is able to purchase large quantities from OEMs and sell smaller quantities to its customers at prices lower than those charged by OEMs. In the rotables group, the competitors with sales comparable to the Company are AAR Corp. and Air Group Equipment Services ("AGES"). The Company also competes with Aviation Sales Company, The Memphis Group and other large and small companies in a very fragmented industry. The major competitors for the engine group, with sales comparable to the Company, are OEMs such as General Electric Company and Pratt & Whitney. The Company also competes with the engine/engine parts divisions of AAR Corp. and AGES and many smaller companies. Certain of these competitors are larger and have greater financial and other resources than the Company, primarily the OEMs. However, the Company believes that none of these competitors dominate the markets they serve.

  Potential Conflicts of Interest with Fairchild

     Fairchild is the largest stockholder of the Company and owns approximately 59% of the Common Stock. Accordingly, Fairchild is in a position to determine the election of the Company's directors and most other stockholder actions. Jeffrey J. Steiner serves as Chairman of the Board and Chief Executive Officer of both Fairchild and the Company. Mr. Steiner devotes such time to the business and affairs of the Company as he deems appropriate; however, he has duties and responsibilities to Fairchild which will require a significant portion of his time and which may conflict with his duties to the Company. See "RECENT DEVELOPMENTS".

     The Company may be subject to various conflicts of interest arising out of the relationships among it and Fairchild and their respective affiliates. Although no specific measures to resolve such conflicts of interest have been formulated, management of the Company has a fiduciary obligation to deal fairly and in good faith with the Company, and will exercise reasonable judgment in resolving any specific conflict of interest which may occur.


     Fairchild has advised the Company that, subject to the receipt and approval of this Prospectus, it intends to exercise the Rights it receives pursuant to the Rights Offering. See "PRINCIPAL STOCKHOLDER'S COMMITMENT".

  Certain Restrictions in Credit Agreement

     The Company is party to a second Amended and Restated Credit Agreement dated as of December 12, 1996, among the Company, Burbank Aircraft Supply, Inc. (a wholly-owned subsidiary of the Company), Citicorp USA, Inc., as administrative agent, and the lenders from time to time party thereto (as amended, the "Credit Agreement"). The Credit Agreement contains covenants which restrict, among other things, the ability of the Company and each of its subsidiaries to pay cash dividends or other distributions on their respective shares of capital stock other than payments to the Company or any of its subsidiaries. The Company may, during any one fiscal year, pay dividends in an aggregate amount which is the lesser of $150,000 or the amount of consolidated net income as such term is defined in the Credit Agreement. The Credit Agreement does not restrict stock dividends payable to holders of the capital stock of the Company or dividends to the Company from its subsidiaries.

     The Credit Agreement contains other covenants which may limit the Company's operating flexibility including limitations on, among other things, the incurrence of indebtedness, the making of investments, the sale of assets and the acquisition of all or substantially all of the business, property, assets or stock of any entity. Financial covenants in the Credit Agreement require the Company to maintain on a consolidated basis a minimum net worth and minimum ratios of interest coverage, fixed charge coverage and debt to earnings before interest, taxes, depreciation and amortization, which are measured on a quarterly basis. Events of default under the Credit Agreement include certain events which result in a change of control of the Company. There can be no assurance that such provisions will not adversely affect the Company's ability to finance its future operations or capital needs or to engage in other business activities which may be in the interest of the Company.

  Product Liability

     The Company has product liability insurance policies from independent insurers in full force and effect that provide coverage for third party product liability claims arising out of the products that the Company sells. The Company believes that its insurance policies are consistent with industry standards. The Company has not been the subject of any material product liability claims; however, there can be no assurance that the Company's product liability insurance policies will be sufficient to cover any such claims, or that such policies can be maintained in force at an acceptable cost. Any liability of the Company which is not covered by such policies, or is in excess of the limits of liability of such policies, could have a material adverse effect on the financial condition of the Company.

  Ability to Successfully Implement Acquisitions

     The Company has recently completed the acquisition of PB Herndon Company, a specialty fastener distributor to the aerospace industry, and is in the process of implementing the Bellyloading Companies Acquisition (as defined under "RECENT DEVELOPMENTS"), and may in the future capitalize on additional selective acquisition opportunities. The integration of acquired businesses may result in unforeseen difficulties that require a disproportionate amount of management's attention and the Company's resources. There can be no assurance that the Company will be able to achieve the synergies it anticipates from recent and current acquisitions or that suitable additional acquisitions, or adequate financing sources for such acquisitions, will be available on terms acceptable to the Company.


     The Bellyloading Companies have incurred net losses since 1994 and rely on their parent, RHI, for financial support, including funding for working capital shortfalls. Failure to continue such financial support by RHI, following the consummation of the Bellyloading Companies Acquisition and the inability of the Company to provide for or obtain for the Bellyloading Companies adequate replacement financial support, would have a significant and immediate adverse impact on the operations of the Bellyloading Companies. The Bellyloading Companies' ability to continue as a going concern is dependent on the sales growth and continued support of RHI or the Company, as the case may be. RHI, the present parent company, and the Company, as the future parent company, intend to continue the support of the Bellyloading Companies' operations. There can be no assurance that continued support of the Bellyloading Companies will not have an adverse effect on the Company. See "RECENT DEVELOPMENTS".

  Effect of Shares of Common Stock Eligible for Future Sale

     Sales, or the possibility of sales, of substantial amounts of the Common Stock in the public market could have an adverse effect on the market price of the Common Stock. The Company has granted to Fairchild certain registration rights with respect to all of the unregistered Common Stock held by Fairchild so long as Fairchild holds at least 15% of the issued and outstanding Common Stock of the Company. As of May 8, 1997, all of Fairchild's approximately 14 million shares of the Common Stock were unregistered.

FACTORS RELATING TO THE PREFERRED STOCK AND THE RIGHTS

  Lack of Public Market for the Preferred Stock

     The Preferred Stock is a new issue for which there is currently no trading market, and there is no current intention to list the Preferred Stock on any United States securities exchange. If any shares of the Preferred Stock are traded after their initial issuance, they may trade at a discount or premium from their initial offering price, depending upon prevailing interest rates, the market for similar securities and other factors, including general economic conditions and the financial condition, performance and prospects of the Company. No assurance can be given that a trading market for the Preferred Stock will develop or as to the liquidity of any such trading market. See "DESCRIPTION OF SECURITIES -- SERIES A CONVERTIBLE PAID-IN-KIND PREFERRED STOCK".

  Determination of the Subscription Price and Terms of the Preferred Stock

     The Subscription Price of the Rights offered hereby and the terms of the Preferred Stock, including the conversion ratio of the Preferred Stock into Common Stock, have been arbitrarily determined by the Board of Directors of the Company and do not necessarily bear any relationship to the Company's net worth, results of operations or any other generally accepted criterion of value.

     There can be no assurance that the market price of the Common Stock will not decline after the Rights Offering to a level below its current trading value, or that, following the completion of the Rights Offering and the issuance of the Preferred Stock sold pursuant thereto, a holder of the Preferred Stock will be able to sell shares of the Preferred Stock purchased in the Rights Offering at a price equal to or greater than the Subscription Price. See "DETERMINATION OF SUBSCRIPTION PRICE".

  Rights Not Transferable; No Market for the Rights

     The Rights are non-transferable, and thus there will be no market or other means for holders of the Rights to directly realize any value associated with the Rights. Accordingly, holders of the Rights must exercise them and acquire shares of the Preferred Stock in order to have an opportunity to realize any such value. See "DESCRIPTION OF THE RIGHTS OFFERING" and "MARKET INFORMATION".

                                  THE COMPANY

     The Company, a Delaware corporation, is a leading international supplier to the aerospace industry as a distributor, providing a wide range of aircraft parts and related support services. The Company's products are divided into three product groups: hardware, rotables and engines. Hardware includes bearings, nuts, bolts, screws, rivets and other types of fasteners. Rotables include flight data recorders, radar and navigation systems, instruments, landing gear and hydraulic and electrical components. Engines include jet engines and engine parts for use on both narrow and wide body aircraft and smaller engines for corporate and commuter aircraft. The Company provides a number of services such as immediate shipment of parts in aircraft on ground situations. The Company also provides products to OEMs in the aerospace industry including just-in-time and inventory management programs. The Company, through its subsidiaries, sells its products in the United States and abroad to most of the world's commercial airlines, as well as to air cargo carriers, OEMs, other distributors, fixed-base operations, corporate aircraft operators and other aerospace and non-aerospace companies.


     As of February 28, 1997, the Company had approximately 825 employees. The Company's corporate office consists of 10,000 square feet and is located near the Washington Dulles International Airport in Northern Virginia.

                              RECENT DEVELOPMENTS

ACQUISITION OF THE BELLYLOADING COMPANIES

     On June 18, 1997, the stockholders of the Company will be asked to approve the acquisition by the Company from RHI, a wholly-owned subsidiary of Fairchild, of Fairchild Scandinavian Bellyloading Company AB, a Swedish company involved in the design and manufacture of patented cargo loading systems ("FSBC"), and Scandinavian Bellyloading International, Inc., a California corporation engaged in sales and marketing of FSBC's cargo loading systems in the United States ("SBIC", and together with FSBC, the "Bellyloading Companies"), pursuant to the terms of a Stock Exchange Agreement dated as of May 12, 1997, between the Company and RHI (the "Stock Exchange Agreement"). Each of the Bellyloading Companies is a wholly-owned subsidiary of RHI. Pursuant to the Stock Exchange Agreement, once the rescission right of the Company expires, each of the Bellyloading Companies will become a wholly-owned subsidiary of the Company in exchange for issuance by the Company to RHI or its designee of 230,000 shares of Common Stock initially, but subject to certain limitations and adjustments, all as more fully described in the Proxy Statement incorporated by reference herein (the "Bellyloading Companies Acquisition").

     Upon the issuance of shares of Common Stock under the Stock Exchange Agreement, the percentage of the Company's voting securities owned of record by existing holders of shares of Common Stock (not including Fairchild or RHI) will be reduced. At the date hereof, Fairchild is the beneficial owner of approximately 13.9 million shares or approximately 59.3% of the outstanding shares of Common Stock. Upon initial implementation, the Bellyloading Companies Acquisition would reduce the interest of existing holders of outstanding shares of Common Stock, other than Fairchild and RHI, to approximately 40.3%, and increase Fairchild's beneficial ownership to approximately 59.7% of the outstanding shares of Common Stock. Pursuant to the Stock Exchange Agreement, the maximum number of shares which the Company will issue to RHI or its designee is 1.5 million shares (the "Maximum Number of Banner Shares"). Assuming the Maximum Number of Banner Shares is ultimately issued to RHI or its designee, the interests of existing holders of outstanding shares of Common Stock, other than Fairchild and RHI, would be reduced to approximately 38% and Fairchild's beneficial ownership would be increased to approximately 62% of the outstanding shares of Common Stock.

INVESTIGATION IN FRANCE

     Articles have appeared in the French press reporting an investigation by a French magistrate into certain allegedly improper business transactions involving Elf Acquitaine, its former chairman and various third parties. In connection with this investigation, the magistrate has made inquiry into allegedly improper transactions between Jeffrey J. Steiner and that petroleum company. In response to the magistrate's request that Mr. Steiner appear in France as a witness, Mr. Steiner submitted a written statement concerning the transactions and has offered to appear in person if certain arrangements were made. According to the French press, the magistrate also has requested permission to investigate other allegedly improper transactions involving another French petroleum company and, if granted, inquiry into transactions between Mr. Steiner and such company could ensue. The Board of Directors of the Company has formed a special committee of outside directors to advise it with respect to these matters, and the special committee has retained counsel.

ADDITIONAL FINANCING


     On March 31, 1997, the Company's lenders provided the Company with an additional $40.0 million of long-term debt, substantially all of which will become payable in August 2002. Interest on the loan is approximately the same rate as the Company's current bank debt. The Company believes this loan will increase the Company's flexibility and options in its growth plans.

         SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF THE COMPANY

     The following table sets forth selected consolidated financial data of the Company and has been derived from, and should be read in conjunction with, the audited consolidated financial statements of the Company, including the notes thereto, as of and for the fiscal years ended March 31, 1996, 1995, 1994, 1993 and 1992, and the unaudited interim consolidated financial statements of the Company, including notes thereto, for the nine months ended December 31, 1996 and 1995. See "UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS."

                                            FOR THE NINE MONTHS
                                             ENDED DECEMBER 31,                  FOR THE FISCAL YEARS ENDED MARCH 31,
                                         --------------------------    --------------------------------------------------------
                                            1996           1995          1996        1995        1994        1993        1992
                                         -----------    -----------    --------    --------    --------    --------    --------
                                         (UNAUDITED)    (UNAUDITED)

                                                                             (IN THOUSANDS)
INCOME STATEMENT DATA:
Net sales.............................    $ 275,369      $ 199,145     $287,880    $222,384    $212,391    $224,777    $225,943
                                         -----------    -----------    --------    --------    --------    --------    --------
Cost of goods sold....................      198,262        142,464      209,609     153,261     144,245     159,728     148,374
Selling, general and administrative...       60,194         45,822       64,704      52,389      50,815      59,791      57,331
Restructuring charges.................           --             --           --      11,650       6,000          --          --
                                         -----------    -----------    --------    --------    --------    --------    --------
Operating income......................       16,913         10,859       13,567       5,084      11,331       5,258      20,238
Unusual item..........................           --             --           --       5,750          --          --          --
Interest expense, net.................       (9,249)        (8,343)     (10,972)     (9,809)     (9,089)     (7,510)     (7,095)
                                         -----------    -----------    --------    --------    --------    --------    --------
Income (Loss) from continuing
  operations before taxes on income...        7,664          2,516        2,595       1,025       2,242      (2,252)     13,143
Provision for taxes...................        3,070          1,010        1,040         550         940          40       5,030
                                         -----------    -----------    --------    --------    --------    --------    --------
Income (Loss) from continuing
  operations..........................        4,594          1,506        1,555         475       1,302      (2,292)      8,113
Discontinued operations, net of tax:
    Loss from operations..............           --             --           --          --      (1,905)       (848)     (2,061)
    Loss on disposal..................           --             --           --          --     (11,093)         --          --
                                         -----------    -----------    --------    --------    --------    --------    --------
                                                 --             --           --          --     (12,998)       (848)     (2,061)
                                         -----------    -----------    --------    --------    --------    --------    --------
Net income (loss).....................    $   4,594      $   1,506     $  1,555    $    475    $(11,696)   $ (3,140)   $  6,052
                                         ===========    ===========    ========    ========    ========    ========    ========
Earnings (Loss) per common share:
    Continuing operations.............    $    0.20      $    0.08     $   0.09    $   0.03    $   0.07    $  (0.13)   $   0.45
    Discontinued operations...........           --             --           --          --       (0.72)      (0.04)      (0.11)
                                         -----------    -----------    --------    --------    --------    --------    --------
Net income (loss) per share...........    $    0.20      $    0.08     $   0.09    $   0.03    $  (0.65)   $  (0.17)   $   0.34
                                         ===========    ===========    ========    ========    ========    ========    ========
Weighted average number of common
  shares..............................       23,406         18,002       18,283      18,002      18,002      18,000      18,000
                                         ===========    ===========    ========    ========    ========    ========    ========
BALANCE SHEET DATA:
Working capital.......................    $ 243,129      $ 186,280     $209,022    $184,087    $214,806    $250,742    $194,558
Total assets..........................      346,810        265,028      318,209     241,315     272,357     305,809     248,787
Long-term debt, less current
  maturities..........................      139,549        115,200      111,900     102,800     134,017     157,927      98,299
Stockholders' equity..................      147,284        109,010      142,603     107,504     107,029     118,714     121,854
RATIO OF EARNINGS TO FIXED
  CHARGES:(1).........................         1.69           1.16         1.11        1.05        1.17          --        2.69

---------------


(1) The deficiency of earnings to cover fixed charges was $2,654 for the fiscal year ended March 31, 1993.

        UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

INTRODUCTION

     The following Unaudited Pro Forma Condensed Consolidated Income Statements for the fiscal year ended March 31, 1996 and for the nine months ended December 31, 1996 and Balance Sheet as of December 31, 1996 give effect to the Bellyloading Companies Acquisition by the Company, and assumes that the Company's rescission right is not exercised and no additional shares, other than the initial 230,000 shares of Common Stock, are issued. As Fairchild controls both RHI and the Company, the net assets of the Bellyloading Companies acquired by the Company will remain at the same carrying value as held by RHI. For purposes of preparing these statements, it is assumed that the 230,000 shares of Company Common will be valued at $9.25 per share in exchange for 100% of each of the Bellyloading Companies' capital stock.

     The Unaudited Pro Forma Condensed Consolidated Financial Information is based on the historical financial information of the Company for the fiscal year ended March 31, 1996 and the Bellyloading Companies for the fiscal year ended June 30, 1996. Since the fiscal year ends differ by less than 93 days, as permitted by the Securities and Exchange Commission rules, the Unaudited Pro Forma Condensed Consolidated Financial Information as at and for the period ended March 31, 1996 simply combine the results of the companies as of these different dates. The Unaudited Pro Forma Condensed Consolidated Financial Information is presented for informational purposes only and is not necessarily indicative of what combined earnings and results of operations would have been had the Company acquired the Bellyloading Companies at the beginning of the periods presented, nor is such information intended necessarily to be indicative of the future results of operations that may occur. The Unaudited Pro Forma Condensed Consolidated Financial information should be read in conjunction with the financial statements and other financial data of the Company and the Bellyloading Companies incorporated by reference or included herein.


     In addition the Unaudited Pro Forma Condensed Consolidated Financial Information assumes the issuance and sale of only the pro rata shares of Preferred Stock for which Fairchild has committed to subscribe. The Unaudited Pro Forma Condensed Consolidated Financial Information also assumes the acquisitions of Harco, Inc. ("Harco"), which the Company acquired effective March 1, 1996, and PB Herndon Company ("PB Herndon"), which the Company acquired in January 1997, occurred at the beginning of each fiscal year.

          UNAUDITED PRO FORMA CONDENSED CONSOLIDATED INCOME STATEMENT
                  FOR THE NINE MONTHS ENDED DECEMBER 31, 1996

                                                                                                                PRO FORMA
                                                                                                                 PRIOR TO
                                                                                                               BELLYLOADING
(IN THOUSANDS                                    BANNER           PB       PREFERRED STOCK    ELIMINATIONS/     COMPANIES'
EXCEPT PER SHARE DATA)                       AEROSPACE, INC.    HERNDON       OFFERING         ADJUSTMENTS     ACQUISITION
                                             ---------------    -------    ---------------    -------------    ------------
Net sales.................................      $ 275,369      $11,899         $    --           $    --         $287,268
Cost of goods sold........................        198,262        7,994              --                --          206,256
                                             ------------       ------     -----------        ----------       ----------
    Gross profit..........................         77,107        3,905              --                --           81,012
Selling, general and administrative.......         60,194        2,457              --                --           62,651
                                             ------------       ------     -----------        ----------       ----------
    Operating income (loss)...............         16,913        1,448              --                --           18,361
Interest (income) expense, net............          9,249          520          (1,899)(a)           492(c)         8,362
                                             ------------       ------     -----------        ----------       ----------
    Income (Loss) from operations.........          7,664          928           1,899              (492)           9,999
Provision (Benefit) for taxes.............          3,070          391             760(a)           (197)(c)        4,024
                                             ------------       ------     -----------        ----------       ----------
    Net income (loss).....................          4,594          537           1,139              (295)           5,975
Less net income reserved for preferred
  stock
  dividends...............................             --           --          (1,597)(b)            --           (1,597)
                                             ------------       ------     -----------        ----------       ----------
    Net income available for common.......      $   4,594       $  537         $  (458)          $  (295)        $  4,378
                                             ============       ======     ===========        ==========       ==========
Earnings per common share.................      $    0.20                                                        $   0.19
                                             ============                                                      ==========
Weighted average number of shares.........         23,406                                                          23,406
                                             ============                                                      ==========


              (IN THOUSANDS                 BELLYLOADING    ELIMINATIONS/
          EXCEPT PER SHARE DATA)             COMPANIES       ADJUSTMENTS     PRO FORMA
                                            ------------    -------------    ---------
Net sales.................................     $2,928          $    --       $290,196
Cost of goods sold........................      2,594               --        208,850
                                            ---------       ----------       --------
    Gross profit..........................        334               --         81,346
Selling, general and administrative.......      1,313               --         63,964
                                            ---------       ----------       --------
    Operating income (loss)...............       (979)              --         17,382
Interest (income) expense, net............         --               --          8,362
                                            ---------       ----------       --------
    Income (Loss) from operations.........       (979)              --          9,020
Provision (Benefit) for taxes.............         --               --          4,024
                                            ---------       ----------       --------
    Net income (loss).....................       (979)              --          4,996
Less net income reserved for preferred
  stock
  dividends...............................         --               --         (1,597)
                                            ---------       ----------       --------
    Net income available for common.......     $ (979)         $    --       $  3,399
                                            =========       ==========       ========
Earnings per common share.................                                   $   0.14
                                                                             ========
Weighted average number of shares.........                         230         23,636
                                                            ==========       ========


 The accompanying Notes to Unaudited Pro Forma Condensed Consolidated Financial
                    Information are an integral part of the
        Unaudited Pro Forma Condensed Consolidated Financial Statements.

          UNAUDITED PRO FORMA CONDENSED CONSOLIDATED INCOME STATEMENT
                    FOR THE FISCAL YEAR ENDED MARCH 31, 1996

(IN THOUSANDS                                           BANNER                      PB       PREFERRED STOCK    ELIMINATIONS/
EXCEPT PER SHARE DATA)                              AEROSPACE, INC.    HARCO(d)   HERNDON       OFFERING         ADJUSTMENTS
                                                    ---------------    -------    -------    ---------------    -------------
Net sales........................................      $ 287,880       $28,258    $15,158             --                --
Cost of goods sold...............................        209,609        18,144     10,775             --                --
                                                    ------------       -------    -------        -------        ----------
    Gross profit.................................         78,271        10,114      4,383             --                --
Selling, general and administrative..............         64,704         6,480      3,107             --                --
                                                    ------------       -------    -------        -------        ----------
    Operating income (loss)......................         13,567         3,654      1,276             --                --
Interest (income) expense, net...................         10,972            --        353         (2,605)(a)           670 (c)
                                                    ------------       -------    -------        -------        ----------
    Income (Loss) from operations................          2,595         3,654        923          2,605              (670)
Provision (Benefit) for taxes....................          1,040         1,308        356          1,042 (a)          (268)(c)
                                                    ------------       -------    -------        -------        ----------
    Net income (loss)............................          1,555         2,346        567          1,563              (402)
Less net income reserved for preferred stock
  dividends......................................             --            --         --         (2,129)(b)            --
                                                    ------------       -------    -------        -------        ----------
    Net income available for common..............      $   1,555       $ 2,346    $   567        $  (566)          $  (402)
                                                    ============       =======    =======    ===========        ==========
Earnings per common share........................      $    0.09
                                                    ============
Weighted average number of shares................         18,283                                                     5,110(d)
                                                    ============                                                ==========

                                                    PRO FORMA
                                                     PRIOR TO
                                                   BELLYLOADING
(IN THOUSANDS                                       COMPANIES'     BELLYLOADING    ELIMINATIONS/
EXCEPT PER SHARE DATA)                             ACQUISITION      COMPANIES       ADJUSTMENTS     PRO FORMA
                                                   ------------    ------------    -------------    ---------
Net sales........................................    $331,296        $  2,247         $    --       $333,543
Cost of goods sold...............................     238,528           1,911              --        240,439
                                                   ----------      ----------          ------       --------
    Gross profit.................................      92,768             336              --         93,104
Selling, general and administrative..............      74,271           1,666              --         75,937
                                                   ----------      ----------          ------       --------
    Operating income (loss)......................      18,497          (1,330)             --         17,167
Interest (income) expense, net...................       9,390              --              --          9,390
                                                   ----------      ----------          ------       --------
    Income (Loss) from operations................       9,107          (1,330)             --          7,777
Provision (Benefit) for taxes....................       3,478              --              --          3,478
                                                   ----------      ----------          ------       --------
    Net income (loss)............................       5,629          (1,330)             --          4,299
Less net income reserved for preferred stock
  dividends......................................      (2,129)             --              --         (2,129)
                                                   ----------      ----------          ------       --------
    Net income available for common..............    $  3,500        ($ 1,330)             --       $  2,170
                                                   ==========      ==========      ==========       ========
Earnings per common share........................    $   0.15                                       $   0.09
                                                   ==========                                       ========
Weighted average number of shares................      23,393                             230         23,623
                                                   ==========                      ==========       ========


 The accompanying Notes to Unaudited Pro Forma Condensed Consolidated Financial
                    Information are an integral part of the
        Unaudited Pro Forma Condensed Consolidated Financial Statements.

            UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                            AS OF DECEMBER 31, 1996

                                     ASSETS

                                                                                               PREFERRED
                                                                    BANNER           PB          STOCK       ELIMINATIONS/
(IN THOUSANDS)                                                  AEROSPACE, INC.    HERNDON     OFFERING       ADJUSTMENTS
                                                                ---------------    -------    -----------    -------------
Current Assets:
    Cash.......................................................    $      --       $   124      $    --        $     (50)(g)
    Accounts receivable, net...................................       55,304         1,884           --               --
    Inventory..................................................      229,214        12,690           --               --
    Other current assets.......................................       15,092            54           --               --
                                                                ------------       -------    ---------      -----------
        Total current assets...................................      299,610        14,752           --              (50)
                                                                ------------       -------    ---------      -----------
Net fixed assets...............................................       14,000           361           --               --
Investment in subsidiary.......................................           --            --           --           14,750 (g)
                                                                                                                 (14,750)(h)
Other Assets:
    Cost in excess of net tangible assets of purchased
      businesses, net..........................................       27,792            --           --            3,194 (h)
    Other......................................................        5,408           441           --               --
                                                                ------------       -------    ---------      -----------
        Total other assets.....................................       33,200           441           --            3,194
                                                                ------------       -------    ---------      -----------
        Total assets...........................................    $ 346,810       $15,554      $    --        $   3,144
                                                                ============       =======    =========      ===========

                                           LIABILITIES AND STOCKHOLDERS' EQUITY
Total current liabilities......................................    $  56,481       $11,313      $    --        $  (7,500)(f)
Long-Term Liabilities:
    Long-term notes payable....................................      139,549           185      (27,890)(e)       14,700 (g)
    Other......................................................        3,496            --           --               --
                                                                ------------       -------    ---------      -----------
                                                                     143,045           185      (27,890)          14,700
                                                                ------------       -------    ---------      -----------
        Total liabilities......................................      199,526        11,498      (27,890)           7,200
                                                                ------------       -------    ---------      -----------
Stockholders' Equity:
    Preferred stock, par value $.01............................           --            --           31 (e)           --
    Common stock, par value $1.00..............................       23,410            10           --              (10)(h)
    Paid-in capital............................................      113,194            --       27,859 (e)        7,500 (f)
                                                                                                                  (7,500)(h)
    Retained earnings..........................................       10,680         4,046           --           (4,046)(h)
    Cumulative translation adjustment..........................           --            --           --               --
                                                                ------------       -------    ---------      -----------
        Total stockholders' equity.............................      147,284         4,056       27,890           (4,056)
                                                                ------------       -------    ---------      -----------
        Total liabilities & stockholders' equity...............    $ 346,810       $15,554      $    --        $   3,144
                                                                ============       =======    =========      ===========

                                                                  PRO FORMA
                                                                   PRIOR TO
                                                                 BELLYLOADING
                                                                  COMPANIES'     BELLYLOADING    ELIMINATIONS/
(IN THOUSANDS)                                                   ACQUISITION      COMPANIES       ADJUSTMENTS     PRO FORMA
                                                                 ------------    ------------    -------------    ---------
Current Assets:
    Cash.......................................................    $     74        $    408         $    --       $   (482)
    Accounts receivable, net...................................      57,189           1,043              --         58,231
    Inventory..................................................     241,904           1,587              --        243,491
    Other current assets.......................................      15,146             256              --         15,402
                                                                 ----------      ----------      ----------       --------
        Total current assets...................................     314,312           3,294              --        317,606
                                                                 ----------      ----------      ----------       --------
Net fixed assets...............................................      14,361             223              --         14,584
Investment in subsidiary.......................................          --                              --             --

Other Assets:
    Cost in excess of net tangible assets of purchased
      businesses, net..........................................      30,986             386              --         31,372
    Other......................................................       5,849             112              --          5,961
                                                                 ----------      ----------      ----------       --------
        Total other assets.....................................      36,835             498              --         37,333
                                                                 ----------      ----------      ----------       --------
        Total assets...........................................    $365,508        $  4,015         $    --       $369,523
                                                                 ==========      ==========      ==========       ========
                                           LIABILITIES AND STOCKHOLDERS' EQUITY
Total current liabilities......................................    $ 60,294        $  1,931         $    --       $ 62,225
Long-Term Liabilities:
    Long-term notes payable....................................     126,544              --              --        126,544
    Other......................................................       3,496              --              --          3,496
                                                                 ----------      ----------      ----------       --------
                                                                    130,040              --              --        130,040
                                                                 ----------      ----------      ----------       --------
        Total liabilities......................................     190,334           1,931              --        192,265
                                                                 ----------      ----------      ----------       --------
Stockholders' Equity:
    Preferred stock, par value $.01............................          31              --              --             31
    Common stock, par value $1.00..............................      23,410           4,978          (4,748)        23,640
    Paid-in capital............................................     141,053              --           4,748        145,801

    Retained earnings..........................................      10,680          (2,788)             --          7,892
    Cumulative translation adjustment..........................          --            (106)             --           (106)
                                                                 ----------      ----------      ----------       --------
        Total stockholders' equity.............................     175,174           2,084              --        177,258
                                                                 ----------      ----------      ----------       --------
        Total liabilities & stockholders' equity...............    $365,508        $  4,015         $    --       $369,523
                                                                 ==========      ==========      ==========       ========


 The accompanying Notes to Unaudited Pro Forma Condensed Consolidated Financial
     Information are an integral part of the Unaudited Pro Forma Condensed
                      Consolidated Financial Statements.

(IN THOUSANDS)

   NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

(a) The adjustments of $1,899 and $2,605 to interest expense and $760 and $1,042 to provision for taxes for the nine months ended December 31, 1996 and the fiscal year ended March 31, 1996, respectively, result from the decrease in the debt balance of $27,890 using proceeds of the Rights Offering to repay debt, net of $500 of estimated expenses.

(b) The adjustments of $1,597 and $2,129 which represent net income reserved for Preferred Stock dividends for the nine months ended December 31, 1996 and the fiscal year ended March 31, 1996, respectively, are based on the 7.5% semi-annual dividend that would be payable in additional shares of Preferred Stock to Fairchild as a result of exercising its Rights.

(c) The adjustments of $492 and $670 to interest expense and $197 and $268 to provision for taxes are to record the increase in interest expense and related provision for taxes for the nine months ended December 31, 1996 and the fiscal year ended March 31, 1996, respectively, due to the increase in the debt balance of $14,700 as a result of the acquisition of PB Herndon net of the capital contribution of $7,500 received by PB Herndon prior to its acquisition. PB Herndon was acquired by the Company through its subsidiary, Dallas Aerospace, Inc., in January 1997. As of the date hereof, the Company has borrowed $28,000 from RHI of which $16,000 was utilized to acquire PB Herndon, a specialty fastener distributor to the aerospace industry, and $12,000 was for additional working capital.

(d) The Company acquired from Fairchild all of the stock of Harco, effective March 1, 1996. Harco is one of the largest distributors of aerospace self-locking nuts. In exchange for Harco stock, the Company issued to Fairchild 5,386 shares of Common Stock with an average market value (at the time of issuance) of $32,723. Therefore, the Company's consolidated income statement for the fiscal year ended March 31, 1996 only includes the results of Harco for the one month ended March 31, 1996. The adjustment to the pro forma income statement includes the results for Harco for the eleven months ended February 28, 1997 as if Harco was acquired at the beginning of the fiscal year.

(e) Fairchild owns 13,886 shares of Common Stock. For every 4.5 shares of Common Stock Fairchild owns, Fairchild has one Right which it may exercise for $9.20. The exercise of one Right will produce one share of Preferred Stock. The total number of shares of Preferred Stock issued to Fairchild as a result of the exercising all the Rights would be 3,086 at a par value of $.01. The total proceeds to the Company would be $28,390, less estimated expenses of $500.

(f) The adjustments of $7,500 to total current liabilities and capital surplus are to record the pay down of existing debt of PB Herndon as a result of capital contributions from its former stockholders.

(g) The adjustment of $14,750 to investment in subsidiary and $14,700 to long-term notes payable and $50 to cash are to record the purchase price and other costs relating to the acquisition of PB Herndon and to record the increase in the debt balance as a result of the Company borrowing the funds to acquire PB Herndon.


(h) The adjustment of $3,194 to cost in excess of net tangible assets of purchased businesses, net is to record the excess of the purchase price of PB Herndon over the net tangible assets acquired which is the result of the investment of $14,750 less the capital contribution of $7,500 and the book value of PB Herndon of $4,056. The goodwill will be amortized over 40 years.

                       DESCRIPTION OF THE RIGHTS OFFERING

ISSUE OF RIGHTS

     The Company is issuing to holders of its Common Stock non-transferable Rights to subscribe for up to approximately 5 million shares of Preferred Stock. Each holder of Common Stock of record at 5:00 p.m., New York City time, on the Record Date is entitled to receive, for every 4.5 shares of Common Stock held, one Right. No fractional Rights will be issued; however, one Right will be issued in lieu of any fractional Right to which a holder would otherwise be entitled. All such holders are entitled to purchase, at the Subscription Price, one share of Preferred Stock for each Right held. Fractional shares of Preferred Stock will not be issued. In the event all holders of Common Stock (approximately 23 million shares outstanding) were to exercise all the Rights in the Rights Offering, the Company would issue approximately 5 million shares of Preferred Stock for an aggregate consideration of approximately $48 million. No Rights are currently outstanding. The Company will bear all the fees and costs of issuing the Preferred Stock.

     The Company believes the issuance of the Preferred Stock, combined with its $40 million long-term credit facility, are important steps to aggressively position the Company for growth during this period of rapid expansion and change in the aerospace industry. The Company believes it must have the resources available to pursue strategic acquisitions and provide working capital for internal growth, both of which are essential to capitalize on the current, favorable industry market conditions and to achieve the Company's long-term growth strategy.

     The Company has filed a Registration Statement, of which this Prospectus is a part, with the Commission with respect to the Preferred Stock issuable upon exercise of the Rights and the Common Stock issuable upon any conversion of the Preferred Stock.

SUBSCRIPTION CERTIFICATES

     The Rights are evidenced by non-transferable Subscription Certificates, evidencing the total number of Rights to which the holder is entitled. A Subscription Certificate representing Rights to acquire shares of the Preferred Stock will be sent to each record holder of Common Stock on the Record Date.

     Possession of a Subscription Certificate does not constitute the holder thereof to be a holder of the Preferred Stock to which such Subscription Certificate relates unless and until such holder subscribes for and is issued such Preferred Stock.

EXPIRATION DATE

     This offering of Rights and the Rights evidenced by the Subscription Certificates will expire on the Expiration Date at 5:00 p.m., New York City time. The Company reserves the right to extend the Subscription Period, subject to obtaining any required regulatory approvals. The Expiration Date will not be extended beyond June 30, 1997. RIGHTS NOT EXERCISED BY THE EXPIRATION DATE WILL LAPSE AND BE VOID AND WITHOUT VALUE.

SUBSCRIPTION AGENT

     The Subscription Agent for the Rights Offering is Harris Trust and Savings Bank, 77 Water Street, New York, New York 10005; Tel. (212) 701-7624.

INFORMATION AGENT


     Investors who desire additional copies of this Prospectus or additional information should contact Corporate Investor Communications, Inc., 111 Commerce Road, Carlstadt, New Jersey 07072-2586; Tel. (800) 932-8494.

SUBSCRIPTION FOR PREFERRED STOCK

     Rights may be exercised in whole or in part by a record holder of Common Stock by filling in and signing the relevant forms on the Subscription Certificate and mailing or delivering the Subscription Certificate, together with payment in full for the Rights subscribed for, to the Subscription Agent at the address set forth in the Subscription Certificate. EXCEPT AS PROVIDED BELOW, A RIGHT WILL NOT BE DEEMED EXERCISED UNTIL THE SUBSCRIPTION AGENT RECEIVES BOTH PAYMENT OF THE SUBSCRIPTION PRICE AND A DULY EXECUTED SUBSCRIPTION CERTIFICATE BY 5:00 P.M., NEW YORK CITY TIME, ON THE EXPIRATION DATE.

     Any exercise of Rights pursuant to the Rights Offering will be irrevocable and will not be subject to withdrawal.

     If the recipient of a Subscription Certificate wishes to exercise the Rights represented thereby, but time will not permit the holder to deliver the Subscription Certificate to the Subscription Agent prior to the Expiration Date, the Rights may nevertheless be exercised if all the following conditions are met:

          1. The holder has caused payment in full of the Subscription Price for the shares of Preferred Stock being subscribed for pursuant to the Rights to be made (in the form prescribed below under "Payment of Subscription Price") to the Subscription Agent prior to the Expiration Date.

          2. The Subscription Agent receives, prior to the Expiration Date, a guarantee notice (a "Notice of Guaranteed Delivery"), substantially in the form delivered with the Subscription Certificate, from a financial institution having an office or correspondent in the United States, or a member firm of any registered United States national securities exchange or of the National Association of Securities Dealers, Inc. (each an "Eligible Institution"), stating the certificate number of the Subscription Certificate relating to the Rights, the name and address of the exercising stockholder, the number of Rights represented by the Subscription Certificate held by such exercising stockholder, the number of shares of Preferred Stock being subscribed for pursuant to the Rights and guaranteeing the delivery to the Subscription Agent of the Subscription Certificate evidencing such Rights within three New York Stock Exchange ("NYSE") trading days following the date of the Notice of Guaranteed Delivery.

          3. The properly completed Subscription Certificate evidencing the Rights being exercised, with signatures guaranteed if required, is received by the Subscription Agent within three NYSE trading days following the date of the Notice of Guaranteed Delivery relating thereto.

     The Notice of Guaranteed Delivery must be delivered to the Subscription Agent at the address set forth in the Subscription Certificate or may be transmitted to the Subscription Agent by facsimile transmission (telecopy no.
(212) 701-7636). Additional copies of the Notices of Guaranteed Delivery are available upon request from the Subscription Agent.

RIGHTS OF BENEFICIAL OWNERS OF COMMON STOCK

     Record holders of Common Stock, such as brokers, trustees or securities depositaries, who hold shares of Common Stock for the accounts of others should notify such beneficial owners of the Rights Offering as soon as possible and obtain instructions with respect to the Rights to which such beneficial owners are entitled. Each such beneficial owner is entitled to exercise, for every 4.5 shares of Common Stock held, one Right. No fractional Rights will be issued; however, one Right will be issued in lieu of any fractional Right to which a holder would otherwise be entitled. If such a beneficial owner of Rights so instructs, the record holder should complete the Subscription Certificate, including the amount of Preferred Stock each beneficial owner elects to purchase, and submit it to the Subscription Agent with the proper payment, in accordance with the terms of the Rights Offering. In addition, beneficial owners of Common Stock held through record holders should contact such record holders and request that they effect transactions in accordance with such beneficial owner's instructions.


     Record holders who exercise the Rights on behalf of beneficial owners of Common Stock will be required to certify to the Subscription Agent and the Company, in connection with the exercise of the Rights, as to (i) the number of shares of Common Stock owned by each such beneficial owner and (ii) the number of shares of Preferred Stock to which such beneficial owner subscribes pursuant to that person's exercise of the Rights.

     THE METHOD OF DELIVERY TO THE SUBSCRIPTION AGENT OF A SUBSCRIPTION CERTIFICATE AND PAYMENT OF THE SUBSCRIPTION PRICE IS AT THE ELECTION AND RISK OF EACH STOCKHOLDER. SUBSCRIPTION CERTIFICATES, TOGETHER WITH PAYMENT OF THE SUBSCRIPTION PRICE, SHOULD BE SENT WITH SUFFICIENT TIME TO ALLOW FOR DELIVERY PRIOR TO THE EXPIRATION DATE. IF DELIVERY IS MADE BY REGULAR MAIL SERVICE, THE USE OF REGISTERED OR CERTIFIED MAIL, RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED.

     COMPLETED SUBSCRIPTION CERTIFICATES AND PAYMENTS SHOULD BE MAILED OR DELIVERED TO THE SUBSCRIPTION AGENT AND NOT TO THE COMPANY. QUESTIONS SHOULD BE DIRECTED TO THE INFORMATION AGENT.

PAYMENT OF SUBSCRIPTION PRICE

     The total Subscription Price for the Preferred Stock subscribed for must be paid to the Subscription Agent in U.S. funds by certified check, bank draft or money order payable at par (without deduction for bank service charges or otherwise) to the order of the Subscription Agent. All funds received in payment of the Subscription Price under the Rights Offering will be promptly remitted by the Subscription Agent to the Company.

DELIVERY OF STOCK CERTIFICATES

     Certificates for shares of Preferred Stock duly subscribed and paid for will be mailed to the subscriber by the Subscription Agent as soon as practicable (which is anticipated to be the fifth business day after the Expiration Date) at the subscriber's registered address on the books of the Company.

SIGNATURES

     Whenever any of the forms on a Subscription Certificate are signed, the signature must correspond in every particular with the name of the holder as it appears on the face of the Subscription Certificate. If the Subscription Certificate is signed by a trustee, executor, administrator, guardian, attorney or officer of a corporation or any person acting in a fiduciary or representative capacity, the person so signing should give his full title in such capacity and, on request, satisfactory evidence of authority to act must be furnished.

     Signatures on all Subscription Certificates must be guaranteed by an Eligible Institution, unless such Subscription Certificate (i) provides that the Preferred Stock to be issued pursuant to the exercise of Rights represented thereby are to be registered in the name of and delivered to the registered holder of such Rights or (ii) is submitted for the account of an Eligible Institution.

DETERMINATION AS TO VALIDITY OF SUBSCRIPTIONS


     All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any subscription will be determined by the Company, in its sole discretion, which determination will be final and binding. The Company reserves the absolute right to reject any subscription if it is not in proper form or if the acceptance thereof or the issuance of the Preferred Stock pursuant thereto could be deemed unlawful. The Company also reserves the right to waive any defect with regard to any particular subscription or request for transfer. The Company and the Subscription Agent shall not be under any duty to give notification of any defects or irregularities in subscriptions, nor will either of them incur any liability for failure to give such notification. Subscriptions will not be deemed to have been made until any such defects or irregularities have been cured or waived within such time as the Company will determine. Subscriptions with defects or irregularities which have not been cured or waived will be returned by the Subscription Agent to the appropriate holder of the Rights as soon as practicable.

                       PRINCIPAL STOCKHOLDER'S COMMITMENT

     The principal stockholder of the Company, Fairchild, which, at the date hereof, beneficially owns approximately 59% of the outstanding Common Stock, has agreed that, subject to the receipt and approval of this Prospectus, it will exercise all of the Rights it receives pursuant to the Rights Offering. As a result, Fairchild is expected to purchase approximately 3 million shares of Preferred Stock for an aggregate amount of approximately $28 million.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of shares of Preferred Stock to be issued with respect to the Rights, assuming all of the Rights are exercised, are estimated to be approximately $47 million, after deducting expenses of the Rights Offering estimated to be $500,000. Alternatively, the net proceeds to the Company, assuming Fairchild is the only stockholder which exercises its Rights, are estimated to be approximately $28 million, after deducting expenses of the Rights Offering. Such net proceeds will be used to repay $28 million borrowed under a subordinated loan agreement the Company entered into with RHI on December 20, 1996. The loan from RHI bears interest at an initial rate of 10% and will mature on the earlier of the completion of the Rights Offering or November 15, 2003. Approximately $16 million of the loan proceeds from RHI were used to acquire PB Herndon. The remainder of any net proceeds of the Rights Offering will be used to repay up to $19 million borrowed under the revolving credit facility pursuant to the Credit Agreement. The six-year revolving credit facility bears interest at the prime rate plus 1-1/4% or London Interbank Offered Rate plus 2-1/2% and will mature on August 17, 2000. The amounts borrowed under the revolving credit facility were used for working capital purposes and acquisitions. The Company intends to borrow funds under the revolving credit facility in the future for working capital purposes and further acquisitions. Any such acquisitions must be approved by the lenders.

                      DETERMINATION OF SUBSCRIPTION PRICE

     The Subscription Price contained in the Rights for the Preferred Stock offered hereby and the terms of the Preferred Stock, including the conversion ratio of the Preferred Stock, have been arbitrarily determined by the Board of Directors of the Company and do not necessarily bear any relationship to the Company's net worth, results of operations or any other generally accepted criterion of value. A special committee (the "Special Committee") of the Board of Directors of the Company, comprised of three directors of the Company who are neither officers nor employees of the Company or otherwise affiliated with Fairchild, have approved the Subscription Price and the terms of the Preferred Stock. As part of the process of determining the terms of the Rights Offering and the Preferred Stock, the Special Committee and the Board considered, among other things, the amount of proceeds desired by the Company, pricing and terms of recent rights offerings, pricing and terms of recently issued preferred stocks, the trading price of the Common Stock, and the business prospects of the Company, and the advice of Houlihan Lokey Howard & Zukin, Inc. (the "Financial Advisor"). The Financial Advisor has rendered its opinion to the Special Committee in the form attached hereto as Annex A, to the effect that the Rights Offering is fair to the stockholders of the Company, other than Fairchild, from a financial point of view.

     There can be no assurance that the market price of the Common Stock will not decline after the Rights Offering to a level below its current trading value, or that, following the completion of the Rights Offering and the issuance of the Preferred Stock sold pursuant thereto, a holder of the Preferred Stock will be able to sell shares of the Preferred Stock purchased in the Rights Offering at a price equal to or greater than the Subscription Price.


     The Board, the Special Committee and the Financial Advisor have expressed no opinion nor have they made any recommendation as to whether the holders of the Common Stock should exercise their Rights. Any investment in the Preferred Stock of the Company must be made pursuant to each subscriber's evaluation of the Rights Offering, including the factors discussed under "RISK FACTORS", in the context of his or her best interest.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company (i) as of December 31, 1996, (ii) as adjusted to give effect to the issuance and sale of shares of Preferred Stock in the Rights Offering, assuming only Fairchild's Rights are exercised in the Rights Offering and (iii) as adjusted to give effect to the issuance and sale of shares of Preferred Stock, assuming all of the Rights are exercised.

     The capitalization table does not assume the issuance of 230,000 additional shares of Common Stock for the acquisition of the Bellyloading Companies, if approved by the stockholders. Based on the operating results of the Bellyloading Companies, the Company will have the ability to either rescind this acquisition or may be required to provide additional shares. The capitalization table also does not include the $22 million borrowed under a subordinated loan agreement the Company entered into with RHI as the funds were borrowed subsequent to December 31, 1996 for the acquisition of PB Herndon and additional working capital requirements.

                                                                   AS OF DECEMBER 31, 1996
                                                             ------------------------------------
                                                                               AS ADJUSTED
                                                                         ------------------------
                                                              ACTUAL     MINIMUM(1)    MAXIMUM(2)
                                                             --------    ----------    ----------
                                                                        (IN THOUSANDS)

Long-term debt, less current maturities...................   $139,549     $111,659      $ 92,169
Stockholders' Equity:
     Preferred stock, par value $.01(3)...................         --           31            52
     Common stock, par value $1.00(4).....................     23,410       23,410        23,410
     Paid-in capital(5)...................................    113,194      141,053       160,522
     Retained earnings....................................     10,680       10,680        10,680
                                                             --------    ---------     ---------
Total Stockholders' Equity................................    147,284      175,174       194,664
Total Capitalization(6)...................................   $286,833     $286,833      $286,833
                                                             ========    =========     =========

---------------

(1) Assuming only Fairchild exercises its Rights.

(2) Assuming all of the Rights are exercised.

(3) No shares of Preferred Stock were authorized as of December 31, 1996. Upon stockholder approval, 10,000,000 shares of Preferred Stock will be authorized. See "DESCRIPTION OF SECURITIES".

(4) 30,000,000 shares of Common Stock were authorized and 23,410,000 were issued and outstanding as of December 31, 1996. Upon stockholder approval, 50,000,000 shares of Common Stock will be authorized. See "Description of Securities". The Company reserved for issuance 2,193,867 shares of its Common Stock upon the exercise of options granted and available for future grants under the Company's existing stock option plans. At December 31, 1996, 1,037,200 stock options were outstanding pursuant to the stock option plans at prices ranging from $4.63 to $8.13 per share. During fiscal 1997 and 1996, 16,833 shares and 4,200 shares of stock options were exercised, respectively.

(5) After deducting estimated expenses of the Rights Offering of approximately $500,000. In accordance with U.S. generally accepted accounting principles, expenses of an offering are netted against the portion of the proceeds of the offering which is reflected in the paid in capital balance of stockholders' equity.


(6) Total capitalization equals the sum of long-term debt (less current maturities) and total stockholders' equity.

          SECURITY OWNERSHIP OF PRINCIPAL STOCKHOLDERS AND MANAGEMENT

     The table below sets forth as of December 31, 1996 the number of shares and percentage of Common Stock beneficially owned by (i) each person known by the Company to own beneficially more than 5% of any class of Common Stock, together with such person's address; (ii) each director; (iii) the Company's Chief Executive Officer ("CEO") and the Company's three most highly compensated executive officers other than the CEO; and (iv) the directors and officers of the Company as a group. Except as otherwise indicated in the footnotes to the table, the persons named possess the sole voting power and investment power with respect to all shares shown as beneficially owned by them.


                                                                 NUMBER OF SHARES OF       PERCENT OF
                             NAME                                   COMMON STOCK             CLASS
--------------------------------------------------------------   -------------------       ----------
Michael T. Alcox..............................................            45,000(1)           *
Frederick W. Bradley, Jr. ....................................            15,000(2)           *
Cramer Partners, L.P. ........................................         1,766,200(3)            7.5%
  100 Wall Street
  8th Floor
  New York, New York 10005
The Fairchild Corporation.....................................        13,886,477(4)           59.3%
  Washington Dulles International Airport
  300 West Service Road
  Chantilly, Virginia 22021
Steven L. Gerard..............................................            15,000(2)           *
Charles M. Haar...............................................            15,000(2)           *
Philippe Hercot...............................................            15,000(2)           *
Eugene W. Juris...............................................            95,500(5)           *
Samuel J. Krasney.............................................            96,000(6)           *
Warren D. Persavich...........................................           148,000(7)           *
Dr. Eric I. Steiner...........................................            17,500(2)(8)        *
Jeffrey J. Steiner............................................        14,302,589(9)(10)       60.0%
  The Fairchild Corporation
  Washington Dulles International Airport
  300 West Service Road
  Chantilly, Virginia 22021
Leonard Toboroff..............................................            15,000(2)           *
John C. Wertz.................................................           145,000(11)          *
All directors and officers of the Company as a group (14
  persons)....................................................        14,970,589(12)          61.3%


---------------

 (1) Includes stock options for 12,000 shares.
 (2) Includes stock options for 15,000 shares.

 (3) The information above is as of December 31, 1996. On February 20, 1997, J.J. Cramer & Co. filed a Schedule 13D indicating that its stock ownership in the Company increased to 2,199,000 shares of Common Stock (9.4% of outstanding shares of Common Stock). On May 6, 1997, Cramer Partners, L.P. filed a Form 4 indicating that its stock ownership increased to 2,452,900 shares of Common Stock (10.5% of outstanding shares of Common Stock). The shares of Common Stock held by Cramer Partners, L.P. are also the subject of Schedule 13D and Forms 4 filed by the following reporting persons:
     Cramer Partners, L.P., J.J. Cramer & Co., Cramer Capital Corporation, James
     J. Cramer and Karen L. Cramer.

 (4) Includes shares of Common Stock owned of record by Fairchild and its subsidiaries, as follows: Fairchild Holding Corp., 5,386,477 shares; RHI, 8,488,194 shares; Banner Aerospace Holding Company II, Inc., 11,806 shares. 13,262,971 of such shares of Common Stock have been pledged by Fairchild or its subsidiaries as collateral for a loan facility with Citicorp N.A. and 611,700 shares have been pledged by Fairchild or its subsidiaries as collateral under an escrow agreement with BTR Dunlop Holdings, Inc., a wholly-owned subsidiary of BTR plc. In connection with the Company's acquisition of Harco, Inc. from Fairchild (the "Harco Transaction"), Fairchild (through its subsidiaries) was issued 4,413,992 shares on March 12, 1996 and 972,485 shares on May 5, 1996. By virtue of the Harco Transaction, Fairchild's beneficial ownership in the Company increased from approximately 47% (as of May 31, 1995) to 59% (as of December 31, 1996). Upon the consummation of the Bellyloading Companies Acquisition (as defined under "RECENT DEVELOPMENTS"), Fairchild's beneficial ownership in the Company will increase from 59% (as of February 14, 1997) to up to 62% of the outstanding shares of Common Stock if the Maximum Number of Banner Shares (as defined under "RECENT DEVELOPMENTS") is ultimately issued to RHI or its designee.
 (5) Includes stock options for 81,500 shares.
 (6) Includes stock options for 5,000 shares.
 (7) Includes stock options for 126,000 shares.
 (8) The shares are held by Dr. Steiner as guardian for his minor children, and he disclaims any beneficial interest therein.
 (9) Includes 105,000 shares of Common Stock owned of record by Mr. Steiner and 3,612 shares owned by Mr. Steiner through the Company's Profit Sharing/401(k) Plan. Also includes 13,886,477 shares owned directly or indirectly by Fairchild; Mr. Steiner disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. Also includes 2,500 shares held by Mr. Steiner's spouse as custodian for minor children; Mr. Steiner disclaims any beneficial ownership of such shares.
(10) Includes stock options for 305,000 shares.
(11) Includes stock options for 115,000 shares.
(12) Includes stock options for 780,500 shares.
  *  Less than 1%

                               MARKET INFORMATION

MARKET FOR THE SECURITIES

     The Rights are non-transferable, and thus there will be no market or other means for holders of the Rights to directly realize any value associated with the Rights. Accordingly, holders of the Rights must exercise them and acquire shares of the Preferred Stock in order to realize any such value.

     Prior to the Rights Offering, there has been no public market for the Preferred Stock. It is not expected that the Preferred Stock will be listed on any securities exchange. There can be no assurance that a public market for the Preferred Stock will develop or will continue if developed.

     The outstanding Common Stock is listed and trades on the NYSE and application will be made to list the shares of Common Stock to be issued upon any conversion of the Preferred Stock on the NYSE.

PRICE RANGE OF COMMON STOCK

     The Common Stock is currently trading on the NYSE under the symbol BAR. The following table sets forth, for the quarters indicated, the range of high and low prices per share of Common Stock as reported on the NYSE.

                                                                                HIGH      LOW
                                                                                ----      ---
FISCAL YEAR ENDED MARCH 31, 1997:
  QUARTERS ENDED:
     June 30, 1996...........................................................    $9       $5  3/8
     September 30, 1996......................................................     8 3/8    7  3/8
     December 31, 1996.......................................................     8 5/8    7  3/4
     March 31, 1997..........................................................     9 3/4    7  1/4
FISCAL YEAR ENDED MARCH 31, 1996:
  QUARTERS ENDED:
     June 30, 1995...........................................................    $5 1/8   $3  1/2
     September 30, 1995......................................................     6 1/4    4  1/8
     December 31, 1995.......................................................     6 3/8    4  3/4
     March 31, 1996..........................................................     6 3/4    5  1/2
FISCAL YEAR ENDED MARCH 31, 1995:
  QUARTERS ENDED:
     June 30, 1994...........................................................    $5 3/4   $4  1/2
     September 30, 1994......................................................     6        4  5/8
     December 31, 1994.......................................................     5 5/8    3  3/4
     March 31, 1995..........................................................     4 3/8    3  3/4

     The closing price of the Common Stock as reported on the NYSE on May 8, 1997 was $7.625 per share.

DIVIDENDS ON COMMON STOCK

     It is the Company's current policy to retain earnings to support the growth of its present operations and to reduce its outstanding debt. The Credit Agreement contains covenants which restrict, among other things, the ability of the Company and each of its subsidiaries to pay cash dividends or other distributions on common stock other than payment to the Company or any of its subsidiaries. The Company may, during any one fiscal year, pay dividends in an aggregate amount which is the lesser of $150,000 or the amount of consolidated net income as such term is defined in the Credit Agreement. Dividends for the Preferred Stock will be payment-in-kind, paid in additional shares of Preferred Stock. Any future determination as to the payment of dividends will be at the discretion of the Board of Directors and will depend on the Company's financial condition, results of operations and capital requirements, restrictive covenants in its credit agreement with its senior lenders and such other factors as the Board of Directors deems relevant. No dividends were declared in fiscal years 1996, 1995 or 1994.

HOLDERS OF RECORD OF COMMON STOCK

     The Company had approximately 80 holders of record and 1,200 beneficial holders of the Common Stock at December 31, 1996.

                           DESCRIPTION OF SECURITIES

     The Company's Restated Certificate of Incorporation authorizes the issuance of 30,000,000 shares of capital stock. The Board of Directors has adopted a resolution increasing the capital stock of the Company, to be presented for shareholder approval at a meeting to be held on June 18, 1997. Fairchild will cause its shares of Common Stock to be voted in favor of such resolution. Upon stockholder approval, the Certificate of Incorporation, as amended and restated (the "Certificate of Incorporation"), will authorize the issuance of 60,000,000 shares of capital stock. Such shares will be divided into two classes. One class will be designated preferred stock and will consist of 10,000,000 shares of par value $.01 per share, and the other class will be designated common stock and will consist of 50,000,000 shares of par value $1.00 per share. The Board of Directors of the Company has resolved to reserve a sufficient number of shares of Common Stock to be issued upon the conversion of Preferred Stock.

COMMON STOCK

     General

     Upon stockholder approval, the Company will be authorized by its Certificate of Incorporation to issue 50,000,000 shares of Common Stock. As of December 31, 1996, 23,409,610 shares were issued and outstanding.

     Dividends

     The holders of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors out of legally available sources. The Credit Agreement contains covenants which restrict the ability of the Company to pay cash dividends or other distributions on common stock.

     Liquidation

     In the event of dissolution, liquidation or winding up of the Company, holders of Common Stock are entitled to share ratably in any assets remaining after the satisfaction in full of the prior rights of creditors and distribution to the holders of Preferred Stock of amounts to which they may be preferentially entitled.

     Voting

     The Company's common stockholders are entitled to one vote for each share on all matters voted on by stockholders. Directors are elected annually. Holders of shares of Common Stock have no cumulative voting rights.

     No Other Rights

     The holders of shares of Common Stock do not have any conversion, redemption or preemptive rights.

     Transfer Agent

     The transfer agent for the Common Stock is Harris Trust and Savings Bank, 311 West Monroe Street, P.O. Box A3504, Chicago, Illinois 60690-3504; Tel. No.
(312) 360-6001.

     Listing

     Shares of the outstanding Common Stock are listed on the NYSE under the symbol "BAR".

SERIES A CONVERTIBLE PAID-IN-KIND PREFERRED STOCK

     General

     Upon stockholder approval, the Company will be authorized by its Certificate of Incorporation to issue 10,000,000 shares of Preferred Stock. This description of the Preferred Stock is meant to be a summary. The Company's Certificate of Designations, Preferences, Rights and Limitations of Preferred Stock (the "Certificate of Designations") filed as Exhibit 4.3 to the Registration Statement provides the full terms and conditions of the Preferred Stock.

     No Voting Rights

     The shares of Preferred Stock will have no voting rights except as required by law.

     Dividends

     The holders of outstanding shares of Preferred Stock will be entitled to receive semi-annual dividends, as and when declared by the Board of Directors out of legally available sources. Each semi-annual dividend will be paid at the rate of 7.5% per annum of the Liquidation Value of $9.20 per share, payable in additional shares of Preferred Stock and not in cash, except for fractional interests. The number of shares of Preferred Stock issued to pay dividends will be based on the Preferred Stock's Liquidation Value. Each such dividend will be payable on or about each April 30 and October 31 (each, a "Dividend Payment Date"), or if any such date is not a business day, the dividends due on such Dividend Payment Date will be paid on the next succeeding business day, beginning on October 31, 1997. Such dividends will be cumulative and will accrue on each share whether or not earned. Dividends will cease to accrue on shares of Preferred Stock following conversion into shares of Common Stock. Fractional shares of Preferred Stock will not be delivered, but a cash adjustment will be paid in respect of such fractional interests based on the Liquidation Value.

     Unless all dividends on the outstanding shares of Preferred Stock that have accrued and are payable as of any date shall have been paid or declared and additional shares or funds, as appropriate, set apart for payment thereof, no dividend or other distribution shall be paid to the holders of Common Stock and no shares of Common Stock shall be purchased or redeemed by the Company. Holders of shares of Preferred Stock shall not be entitled to any dividends in excess of full cumulative dividends, as herein provided, on the Preferred Stock. Any dividend that is not declared and paid (or set apart for payment) on the requisite Dividend Payment Date shall accrue additional dividends at the rate of 7.5% per annum compounded on a semi-annual basis and payable on succeeding Dividend Payment Dates.

     Liquidation

     In the event of any voluntary or involuntary liquidation, dissolution or other winding up of the affairs of the Company, subject to the prior preferences and other rights of any capital stock senior to the Preferred Stock as to liquidation preferences ("Senior Stock"), the holders of Preferred Stock will be entitled to be paid out of the assets of the Company in cash or property at its fair market value as determined, in good faith, by the Board of Directors of the Company, the Liquidation Value per share plus an amount equal to all accrued and unpaid dividends and distributions thereon (which to the extent payable in Preferred Stock will be valued at the Liquidation Value thereof) to the date of such payment prior to any payment to the holders of Common Stock. After payment in full of the Liquidation Value per share of the Preferred Stock and other preferential amounts, the holders of the Preferred Stock as such will have no right or claim to any of the remaining assets of the Company.

     If, upon any such liquidation, dissolution or other winding up of the affairs of the Company, the assets of the Company shall be insufficient to permit the payment in full of the Liquidation Value per share of Preferred Stock, then the assets of the Company remaining after the distributions to holders of any Senior Stock of the full amounts to which they may be entitled will be ratably distributed among the holders of Preferred Stock and any other stock ranking on a parity with the Preferred Stock with respect to distributions upon liquidation, dissolution or winding up of the affairs of the Company in proportion to the full amounts to which they would otherwise be respectively entitled if all amounts thereon were paid in full. Neither the consolidation or merger of the Company into or with another corporation or corporations nor the sale, lease, transfer or conveyance of all or substantially all of the assets of the Company to another corporation or any other entity shall be deemed a liquidation, dissolution or winding up of the affairs of the Company.

     Conversion

     Each share of Preferred Stock will be convertible into Common Stock at the Conversion Price. The Conversion Price per share of Common Stock in the case of any optional or mandatory conversion will be $9.20 (the average closing sales prices of the Common Stock on the 15 consecutive trading days next preceding the fifth trading day prior to the date the Registration Statement is filed with the Commission). For the purposes of any optional or mandatory conversion, the value of any shares of Preferred Stock will be deemed to be the Liquidation Value, resulting in a one to one share conversion, unless the Conversion Price is subject to anti-dilutive adjustments upon the occurrence of certain events as described under "-- Adjustment of Conversion Price." Immediately following any such conversion, the rights of the holders of any converted shares of Preferred Stock, including without limitation the right to receive dividends on the next Dividend Payment Date, will cease and the persons entitled to receive shares of Common Stock upon the conversion of such shares of Preferred Stock will be treated for all purposes as having become the owners of such shares of Common Stock. No payments or adjustments will be made upon the conversion on account of accrued and unpaid dividends and distributions on the shares of Preferred Stock subject to such conversion.

     Optional Conversion

     At the option of the holder thereof, shares of Preferred Stock may at any time be converted into fully paid and non-assessable shares of Common Stock at the Conversion Price.

     Mandatory Conversion

     Unless previously converted, each outstanding share of Preferred Stock will mandatorily convert into shares of fully paid and non-assessable Common Stock on the fifth anniversary of the date of initial issuance of the Preferred Stock at the Conversion Price.

     Accelerated Mandatory Conversion

     In case the Company shall be a party to any merger or consolidation with any third party, other than an Affiliate of the Company (not including Fairchild) in which the previously outstanding Common Stock is exchanged for common stock or other securities of another corporation or interests in a noncorporate entity or other property (including cash) or any combination of any of the foregoing, then each outstanding share of Preferred Stock shall be deemed to be converted into shares of Common Stock at the Conversion Price immediately prior to the consummation of such transaction (the "Accelerated Conversion Date") and such holder of shares of Preferred Stock shall be entitled, upon conversion, to an amount per share equal to (A) the aggregate amount of stock, securities, cash and/or any other property (payable in kind), as the case may be, into which or for which each share of Common Stock is changed or exchanged times (B) the number of shares of Common Stock into which a share of Preferred Stock is convertible immediately prior to the consummation of such transaction. For the purposes of this paragraph, the term "Affiliate" shall have the meaning assigned to it under Rule 405 of the Securities Act.

     Fractional Interests

     No fractional shares of Common Stock will be issued upon conversion of the Preferred Stock. If any fraction of a share of Common Stock would, except for these provisions, be issuable on the conversion of any shares of Preferred Stock, the Company will make payment in cash in lieu thereof in an amount based on the last sale price of the Common Stock on the last trading day prior to the Conversion Date.

     Adjustment of Conversion Price

     The Conversion Price per share of Common Stock issuable upon conversion of the Preferred Stock will be subject to adjustment in certain events, including, without limitation, (i) dividends or distributions in shares of Common Stock on any class of capital stock of the Company; (ii) subdivisions, combinations and reclassifications of shares of Common Stock; (iii) issuance of rights or warrants to all holders of Common Stock entitling them to subscribe for or purchase shares of Common Stock at a price per share less than the current market price per share and (iv) distributions by the Company or any subsidiary of the Company to all holders of Common Stock of any of its assets, evidences of indebtedness or securities other than Common Stock. Any adjustment to the Conversion Price will allow holders of Preferred Stock to be in the same position as if such holders converted their shares of Preferred Stock into shares of Common Stock immediately prior to the event triggering adjustment to the Conversion Price.

     No Other Rights

     The Preferred Stock will not be redeemable for cash. Except as may otherwise be required by law, the shares of Preferred Stock will not have any powers, preferences or relative, participating, optional or special rights, other than those specifically set forth in the Certificate of Designations and the Certificate of Incorporation.

     Transfer Agent

     The transfer agent for the Preferred Stock is Harris Trust and Savings Bank, 311 West Monroe Street, P.O. Box A3504, Chicago, Illinois 60690-3504; Tel. No. (312) 360-6001.

     Reservation and Registration of Common Stock

     The Company will at all times reserve and keep available out of its authorized and unissued Common Stock, solely for issuance upon the conversion of the shares of Preferred Stock, free from preemptive rights, the maximum number of shares of Common Stock as shall from time to time be issuable upon conversion of all the shares of Preferred Stock then outstanding.

     Listing

     The Preferred Stock is a new issue for which there is currently no trading market. There is no current intention to list the Preferred Stock on any United States securities exchange.

                                    TAXATION

     The following discussion summarizes the material Federal income tax considerations generally applicable to holders acquiring the Preferred Stock on original issue but does not purport to be a complete analysis of all potential consequences. The discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations, Internal Revenue Service ("IRS") rulings and judicial decisions now in effect, all of which are subject to change at any time, possibly with retroactive effect.

     The discussion assumes that the holders of the Preferred Stock will hold the Preferred Stock as a "capital asset" within the meaning of Section 1221 of the Code. The discussion is not binding on the IRS or the courts. The Company has not sought and will not seek any rulings from the IRS with respect to the positions of the Company discussed herein, and there can be no assurance that the IRS will not take a different position concerning the tax consequences of the purchase, ownership or disposition of the Preferred Stock.

     The tax treatment of a holder of the Preferred Stock may vary depending on such holder's particular situation or status. Certain holders (including S corporations, insurance companies, tax-exempt organizations, financial institutions, broker-dealers, and taxpayers subject to alternative minimum tax) may be subject to special rules not discussed below. The following discussion is limited to the United States Federal income tax consequences relevant to a holder of the Preferred Stock who is a citizen or resident of the United States, or any state thereof, or a corporation or other entity created or organized under the laws of the United States, or any political subdivision thereof, or an estate or trust, the income of which is subject to United States Federal income tax, regardless of source, or that is otherwise subject to United States Federal income tax on a net income basis in respect of the Preferred Stock. The following discussion does not consider all aspects of United States Federal income tax that may be relevant to the purchase, ownership, and disposition of the Preferred Stock by a holder in light of such holder's personal circumstances. In addition, the discussion does not consider the effect of any applicable foreign, state, local, or other tax laws or estate or gift tax considerations.

ISSUANCE OF RIGHTS

     United States stockholders who receive Rights pursuant to the offering should not recognize taxable income.

EXERCISE OR LAPSE OF RIGHTS

     A United States stockholder who exercises any Right will not recognize any gain or loss for United States Federal income tax purposes upon the exercise. The basis of each share of Preferred Stock acquired upon exercise of a Right will equal the subscription price paid. The holding period for such Preferred Stock begins upon the exercise of the Rights.

     A United States stockholder will not recognize any loss if a Right received expires without being exercised.

DIVIDENDS ON PREFERRED STOCK

     Pursuant to Code section 301(c)(1), United States stockholders of Preferred Stock will recognize ordinary income upon the receipt of a dividend of additional shares of Preferred Stock ("Taxable Distribution Stock"), to the extent of the Company's current or accumulated earnings and profits. The amount of the distribution for purposes of Code section 301(c) will equal the fair market value of the shares of Taxable Distribution Stock received. The holding period of United States stockholders in shares of Taxable Distribution Stock will commence on the date following the distribution date. Accordingly, holders may recognize income and incur tax liability with respect to such dividends without receiving the corresponding amount of cash.

     Pursuant to Code section 301(c)(2) and (3), a distribution of shares of Taxable Distribution Stock in an amount in excess of the Company's current and accumulated earnings and profits will be a tax free return of capital to the extent of a holder's tax basis in the shares of Preferred Stock, and thereafter, capital gain. Any capital gain will be long-term if, as of the date of payment, the United States stockholder held the shares of Preferred Stock on which the distribution is made for more than one year, and will be short-term if, as of the date of payment, the United States stockholder held those shares of Preferred Stock for one year or less. Short-term capital gain recognized by individuals is subject to a maximum marginal Federal income tax rate of 39.6%. For individuals, long-term capital gain is currently subject to a maximum marginal Federal income tax rate of 28%. The current maximum long-term and short-term capital gain rate for corporations is 35%.

     Pursuant to certain amendments to Section 305(c) of the Code, the IRS has the authority to promulgate regulations which may treat unpaid cumulative dividends on preferred stock as being constructively paid to the holder in certain circumstances, such as when there is no intention for dividends to be paid currently at the time of issuance of the preferred stock. The IRS has not yet proposed any such regulations.

     Dividends received by corporate holders generally will be eligible for the 70% or 80% dividends-received deduction under Section 243 of the Code. There are, however, many exceptions and restrictions relating to the availability of such dividends-received deduction, including without limitation restrictions relating to (i) the holding period of the stock on which the dividends are sought to be deducted, (ii) debt-financed portfolio stock, (iii) dividends treated as "extraordinary dividends" for purposes of Section 1059 of the Code, and (iv) taxpayers who pay alternative minimum tax. Corporate stockholders should consult their own tax advisors regarding the extent, if any to which such exceptions and restrictions may apply to their particular factual situations. In addition, tax legislative proposals made in 1996 by the Clinton Administration would (i) reduce the 70% dividends-received deduction to 50% and (ii) require a corporate holder to satisfy a separate forty-six day holding period requirement with respect to each dividend to be eligible for such dividends-received deduction. It is not possible to predict whether such legislative proposals will ultimately be enacted into law and, if so, the form or effective date of any such legislation.

     For United States Federal income tax purposes, a United States stockholder of a share of Preferred Stock will recognize gain or loss on any sale or exchange of a share of Preferred Stock measured by the difference between the selling price and the Preferred Stock share's basis. If the United States stockholder holds a share of Preferred Stock as a capital asset, the gain or loss will be a long-term or short-term capital gain or loss depending on the length of the stockholder's holding period for the share, as described above.

CONVERSION OF PREFERRED STOCK

     A United States stockholder will not recognize gain or loss upon the optional or mandatory conversion of a share of Preferred Stock into one or more shares of Common Stock ("Converted Common Stock"). However, if the conversion takes place when there is a dividend arrearage on the Preferred Stock, it is possible that a portion of the shares of Converted Common Stock received should be treated like a share of Taxable Distribution Stock to the extent of such dividend arrearage. Except for any shares of Converted Common Stock treated as payment of a dividend arrearage, a United States stockholder's holding period in a share of Preferred Stock will be added to the stockholder's holding period in the shares of Converted Common Stock, and that holder's tax basis in each share of Preferred Stock will be allocated to the shares of Converted Common Stock according to their relative fair market value on the conversion date. The receipt of cash in lieu of a fractional share upon conversion of the Preferred Stock to Common Stock will generally be treated as a sale of such fractional share of Common Stock in which the holder will recognize taxable gain or loss equal to the difference between the amount of cash received and the holder's tax basis in the fractional share redeemed. Such gain or loss will be capital gain or loss and will be long-term or short-term depending on the holder's holding period for the fractional share deemed redeemed.

ADJUSTMENTS TO CONVERSION PROVISIONS

     Treasury regulations issued under Section 305 of the Code treat certain adjustments to conversion provisions of stock such as the Preferred Stock as constructive distributions of stock with respect to preferred stock. Such constructive distributions of stock would be taxable to holders of Preferred Stock as described above under the caption "Dividends on Preferred Stock." Any adjustment increasing the number of shares of Common Stock into which the Preferred Stock can be converted would constitute a constructive distribution of stock to holders of Preferred Stock unless made pursuant to a bona fide, reasonable adjustment formula that has the effect of preventing dilution of the interest of the holders of Preferred Stock. Any adjustment in the conversion price to compensate for taxable distributions of cash or property on any of the outstanding Common Stock of the Company will be treated as a constructive distribution of stock to holders of Preferred Stock. The Company is unable to predict whether any such adjustment will be made.

BACKUP WITHHOLDING

     A holder of Preferred Stock may be subject to backup withholding at a rate of 31% with respect to dividends paid on, or the proceeds of a sale or exchange of, the Preferred Stock, unless such holder (a) is a corporation or comes within certain other exempt categories and when required, demonstrates its exemption or
(b) provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A holder of the Preferred Stock who does not provide the Company with the holder's correct taxpayer identification number may be subject to penalties imposed by the IRS. Any amount paid as backup withholding would be creditable against the holder's Federal income tax liability.

     This summary is not intended to be, nor should it be, construed as legal or tax advice to any holder of any Common Stock, Preferred Stock or Right. Further, because the United States Federal income tax consequences of the offering may vary depending upon the particular circumstances of each holder and other facts and because this summary is not exhaustive of all possible Federal income tax considerations (such as situations involving taxpayers who are securities dealers or whose functional currency is not the United States dollar), the Company's stockholders are urged to consult their own tax advisors to determine the Federal income tax consequences to them of the offering and their ownership of Common Stock, Preferred Stock and Rights. In addition, holders are urged to consult their own tax advisors in determining the United States state and local tax consequences of the offering and ownership of capital stock of the Company to them.

     THE FOREGOING DISCUSSION OF CERTAIN FEDERAL INCOME TAX CONSIDERATIONS DOES NOT CONSIDER THE FACTS AND CIRCUMSTANCES OF ANY PARTICULAR PROSPECTIVE PURCHASER'S SITUATION OR STATUS. ACCORDINGLY, EACH PURCHASER OF THE PREFERRED STOCK SHOULD CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES TO IT, INCLUDING THOSE UNDER STATE, LOCAL, FOREIGN, AND OTHER TAX LAWS.

                                 LEGAL MATTERS

     The validity of the Preferred Stock to be issued upon the exercise of the Rights and the Common Stock to be issued upon any conversion of the Preferred Stock will be passed upon by Milbank, Tweed, Hadley & McCloy, New York, New York, counsel for the Company.

                                    EXPERTS

     The consolidated financial statements and schedules of the Company incorporated by reference in this Prospectus from the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1996 have been audited by Arthur Andersen LLP, independent auditors, as set forth in their report thereon and incorporated herein by reference. Such consolidated financial statements and schedules have been incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                                                                         ANNEX A
                   [HOULIHAN LOKEY HOWARD & LUKIN LETTERHEAD]


May 13, 1997


To the Special Committee of the Board of Directors of Banner Aerospace, Inc.

To the Board of Directors of Banner Aerospace, Inc.

Committee Members and Directors:


     We understand that Banner Aerospace, Inc. (the "Company") is issuing to holders of shares of its Common Stock, $1.00 par value ("Common Stock"), non-transferable rights (the "Rights") to subscribe for shares of Series A Convertible Paid-in-Kind Preferred Stock, par value $.01 (the "Preferred Stock"). The Preferred Stock will pay semi-annual dividends at the rate of 7.5% per annum of the liquidation value of $9.20 per share (the "Liquidation Value"). Dividends will be payable in additional shares of Preferred Stock. Fractional shares of Preferred Stock will not be issued, but a cash adjustment will be paid in respect of such fractional interests based on the Liquidation Value. The Preferred Stock is convertible into Common Stock at the option of the holder at any time initially on a one-for-one basis, and automatically converts into Common Stock upon its maturity five years from the date of issuance. Under certain circumstances the Preferred Stock will be mandatorily converted into Common Stock prior to its maturity. Each holder of Common Stock is entitled to receive, for every 4.5 shares of Common Stock held, one Right. No fractional Rights will be issued; however, one Right will be issued in lieu of any fractional Right to which a holder would otherwise be entitled. Such holders are entitled to purchase one share of Preferred Stock for each Right held at a subscription price of $9.20 per share of Preferred Stock (the "Subscription Price"). In the event all holders of Common Stock (approximately 23 million shares outstanding) were to exercise all the Rights in the Rights Offering, the Company would issue approximately 5 million shares of Preferred Stock, for an aggregate consideration of approximately $48 million. The offering of Preferred Stock issuable upon exercise of the Rights is referred to herein as the "Rights Offering". The Rights Offering and other related transactions disclosed to us are referred to collectively herein as the "Transaction." The principal stockholder of the Company, The Fairchild Corporation ("Fairchild"), which, at the date hereof, beneficially owns approximately 59% of the outstanding Common Stock, has advised the Company that, subject to certain qualifications as described herein, it will exercise all of the Rights it receives pursuant to the Rights Offering. As a result, Fairchild is expected to purchase approximately 3 million shares of Preferred Stock for an aggregate amount of approximately $28 million. It is our understanding that the Company's Board of Directors has formed a special committee (the "Committee") to consider certain matters relating to the Transaction.

     You have requested our opinion (the "Opinion") as to whether the Transaction is fair to the stockholders of the Company, other than Fairchild, from a financial point of view. The Opinion does not address the Company's underlying business decision to effect the Transaction. We also provided the Committee with financial and valuation advice on the Transaction and assisted the Committee in negotiations with respect to the Transaction.

     In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:


          1. reviewed the initial summary term sheet for the Rights Offering and the Company's Registration Statement and related Prospectus, dated May 12 and May 13, 1997, respectively;


          2. reviewed internal financial projections through March 31, 2000 of Banner (dated November 14, 1996) reflecting the Rights Offering;

          3. reviewed the historical market prices and trading volume for the Company's publicly traded securities;

          4. reviewed the terms and characteristics of certain publicly traded convertible preferred stock issues;

          5. reviewed prospectuses of rights offerings that we deem comparable to the Rights Offering; and

          6. conducted such other studies, analyses and inquiries as we have deemed appropriate.

     We have relied upon and assumed, without independent verification, that the financial forecasts and projections provided to us have been reasonably prepared and reflect the best currently available estimates of the future financial results and condition of the Company, and that there has been no material change in the assets, financial condition, business or prospects of the Company since the date of the most recent financial statements made available to us.

     We have relied upon, without independent verification, the accuracy and completeness of the information supplied to us with respect to the Company and do not assume any responsibility with respect to it. We have not made any physical inspection or independent appraisal of any of the properties or assets of the Company. Our opinion is necessarily based on business, economic, market and other conditions as they exist and can be evaluated by us at the date of this letter.

     Based upon the foregoing, and in reliance thereon, it is our opinion that the Transaction is fair to the stockholders of the Company, other than Fairchild, from a financial point of view.


HOULIHAN, LOKEY, HOWARD & ZUKIN, INC.



/s/ HOULIHAN, LOKEY, HOWARD & ZUKIN, INC.

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  NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE THEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                   PROSPECTUS

                                         PAGE
                                         ----
Available Information.................     2
Documents Incorporated by Reference...     2
Prospectus Summary....................     3
Risk Factors..........................     6
The Company...........................     8
Recent Developments...................     9
Selected Historical Consolidated
  Financial Data of the Company.......    10
Unaudited Pro Forma Condensed
  Consolidated Financial
  Information.........................    11
Description of the Rights Offering....    16
Principal Stockholder's Commitment....    19
Use of Proceeds.......................    19
Determination of Subscription Price...    19
Capitalization........................    20
Security Ownership of Principal
  Stockholders and Management.........    21
Market Information....................    22
Description of Securities.............    23
Taxation..............................    26
Legal Matters.........................    29
Experts...............................    29
Annex A: Form of Fairness Opinion of
         Houlihan Lokey Howard &
         Zukin........................   A-1

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                            RIGHTS TO SUBSCRIBE FOR
                          5,204,747 SHARES OF SERIES A
                            CONVERTIBLE PAID-IN-KIND
                                PREFERRED STOCK
                             BANNER AEROSPACE, INC.

                            ------------------------

                                   PROSPECTUS

                            ------------------------

                                  MAY 13, 1997


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